Exhibit 99.1

GOLD RESERVE INC.
June 30, 2017
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2017		December 31, 2016
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$72,436,128		$35,747,049
Receivable from sale of mining data (Note 3)			59,000,000		–
Marketable securities (Notes 5 and 6)			426,126		541,216
Deposits, advances and other			483,887		153,916
Total current assets			132,346,141		36,442,181
Property, plant and equipment, net (Note 7)			12,050,793		12,046,496
Total assets			$144,396,934		$48,488,677
LIABILITIES
Current Liabilities:
Convertible notes and interest notes (Note 11)			$33,000,000		$–
Income tax payable (Note 12)			15,847,604		–
Retention units payable (Note 10)			7,694,200		–
Contingent value rights (Notes 3 and 11)			1,931,654		–
Accounts payable and accrued expenses (Note 3)			3,703,725		691,409
Accrued interest			2,379		2,379
Total current liabilities			62,179,562		693,788

Convertible notes and interest notes (Note 11)			26,922,343		43,968,020
Contingent value rights (Notes 3 and 11)			–		1,012,491
Total liabilities			89,101,905		45,674,299

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			342,755,128

342,190,645

Class A common shares, without par value

Authorized:	Unlimited

Issued and outstanding:	2017…89,848,104	2016…89,710,604

Contributed surplus (Note 11)			25,723,900

25,723,900

Stock options (Note 10)			21,848,395

17,353,725

Accumulated deficit			(335,360,477)

(382,897,065)

Accumulated other comprehensive income			328,083

443,173

Total shareholders' equity			55,295,029

2,814,378

Total liabilities and shareholders' equity			$144,396,934	$

48,488,677

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                  /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
OTHER INCOME (LOSS)
Sale of mining data (Note 3)	$99,000,000	$–	$99,000,000	$–
Gain on disposition of marketable securities	–	–	–	48,300
Interest	14,766	10,794	29,798	12,906
Gain (loss) on settlement of debt (Note 11)	(10,492,564)	1,592	(10,492,564)	1,592
Foreign currency gain (loss)	524	(3,354)	(7,820)	(8,845)
	88,522,726	9,032	88,529,414	53,953
EXPENSES
Corporate general and administrative (Notes 3 and 10)	2,079,889	742,925	6,115,593	1,490,634
Retention units (Note 10)	7,694,200	–	7,694,200	–
Contingent value rights (Notes 3 and 11)	919,163	–	919,163	–
Siembra Minera (Note 8)	338,450	–	1,900,278	–
Exploration	28,224	53,377	56,918	114,929
Legal and accounting	169,917	74,196	318,987	267,464
Arbitration and settlement (Note 3)	2,155,408	942,830	2,337,668	2,287,665
Equipment holding costs	157,084	274,334	312,110	483,801
Interest expense (Note 11)	2,841,512	2,558,883	5,490,305	4,969,267
	16,383,847	4,646,545	25,145,222	9,613,760

Net income (loss) before income tax expense	72,138,879	(4,637,513)	63,384,192	(9,559,807)
Income tax expense (Note 12)	(15,847,604)	–	(15,847,604)	–

Net income (loss) for the period	$56,291,275	$(4,637,513)	$47,536,588	$(9,559,807)

Net income (loss) per share
Basic	$0.63	$(0.06)	$0.53	$(0.12)
Diluted	$0.55	$(0.06)	$0.50	$(0.12)
Weighted average common shares outstanding
Basic	89,848,104	83,754,792	89,830,460	81,212,491
Diluted	106,679,440	83,754,792	106,728,057	81,212,491

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Net income (loss) for the period	$56,291,275	$(4,637,513)	$47,536,588	$(9,559,807)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain (loss) on marketable securities,
net of tax of nil (Note 5)	(25,724)	54,887	(115,090)	187,668
Other comprehensive income (loss)	(25,724)	54,887	(115,090)	187,668
Comprehensive income (loss) for the period	$56,265,551	$(4,582,626)	$47,421,498	$(9,372,139)

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2017 and the Year Ended December 31, 2016

(Unaudited - Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2015	76,447,147	$ 290,467,418	$ 30,435,625	$ 20,523,325	$ (361,351,373)	$ 69,078
Net loss					(21,545,692)
Other comprehensive income						374,095
Stock option compensation				14,907
Fair value of options exercised		3,184,507		(3,184,507)
Common shares issued for:
Private placement, net of costs	8,562,500	34,108,113
Option exercises	2,286,500	4,175,875
Note conversions (Note 11)	2,414,457	10,254,732	(4,711,725)
Balance, December 31, 2016	89,710,604	342,190,645	25,723,900	17,353,725	(382,897,065)	443,173
Net income					47,536,588
Other comprehensive loss						(115,090)
Stock option compensation (Note10)				4,661,778
Fair value of options exercised		167,108		(167,108)
Common shares issued for:
Option exercises (Note 10)	137,500	397,375
Balance, June 30, 2017	89,848,104	$ 342,755,128	$ 25,723,900	$ 21,848,395	$ (335,360,477)	$ 328,083

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash Flows from Operating Activities:
Net income (loss) for the period	$56,291,275	$(4,637,513)	$47,536,588	$(9,559,807)

Adjustments to reconcile net income (loss) to net cash

used in operating activities:
Stock option compensation	244,958	3,601	4,661,778	11,781
Depreciation	1,250	1,512	2,447	3,129
Gain on sale of mining data	(99,000,000)	–	(99,000,000)	–
(Gain) loss on settlement of debt	10,492,564	(1,592)	10,492,564	(1,592)
Gain on disposition of marketable securities	–	–	–	(48,300)
Accretion of convertible notes	2,827,239	2,544,408	5,461,759	4,940,465
Changes in non-cash working capital:

Net decrease (increase) in receivables, deposits   and advances

	93,125	146,346	(329,971)	289,343

Net increase (decrease) in payables   and accrued expenses

	27,449,659	(300,956)	27,473,283	(449,207)
Net cash used in operating activities	(1,599,930)	(2,244,194)	(3,701,552)	(4,814,188)
Cash Flows from Investing Activities:
Proceeds from sale of mining data	40,000,000	–	40,000,000	–
Purchase of property, plant and equipment	(3,904)	–	(6,744)	(350,000)
Proceeds from disposition of marketable securities	–	–	–	48,300
Net cash provided by (used in) investing activities	39,996,096	–	39,993,256	(301,700)
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	–	34,250,000	397,375	38,386,860
Financing fees	–	(141,887)	–	(141,887)
Settlement of debt	–	(2,408)	–	(2,408)
Net cash provided by financing activities	–	34,105,705	397,375	38,242,565
Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents	38,396,166	31,861,511	36,689,079	33,126,677
Cash and cash equivalents - beginning of period	34,039,962	10,616,058	35,747,049	9,350,892
Cash and cash equivalents - end of period	$72,436,128	$42,477,569	$72,436,128	$42,477,569

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Brisas Cristinas Project through Siembra Minera, the execution of the July 2016 Settlement Agreement, as amended, (the "Settlement Agreement") with Venezuela in regards to the payment of the Award and the acquisition of our Mining Data and past efforts related to the enforcement and collection of the September 2014 Award in connection with Venezuela's seizure of our mining project known as the Brisas Project. (See Note 8, Empresa Mixta Ecosocialista Siembra Minera, S.A. and Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and two Barbadian subsidiaries formed to hold our interest in and operate Siembra Minera, as defined herein, (See Note 8, Empresa Mixta Ecosocialista Siembra Minera, S.A.). Siembra Minera is beneficially owned 55% by Venezuela and 45% by Gold Reserve. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2016.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person, under certain circumstances, to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit was granted or on the date any such participant becomes entitled to payment, whichever is greater. Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee and the Company’s ownership is between 20% and 50% are accounted for by the equity method.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Contingent Value Rights. Contingent value rights ("CVRs") are obligations relating to a portion of the future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we previously compiled.

Note 2.      New Accounting Policies:

Adopted in the year

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update was effective for us January 1, 2017 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period beginning after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations we do not expect the adoption of this standard will have a significant impact on our financial statements.

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project.

In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

In July 2016, we signed a settlement agreement (the Settlement Agreement”) with Venezuela which contemplated payment of the Award (including interest) and the purchase of our mining data by Venezuela. The parties subsequently executed several amendments to the Settlement Agreement under which the payment schedule related to the Award and Mining Data was revised. Under the terms of the most recent amendment, Venezuela agreed to pay the Company $797 million to satisfy the Award and $240 million for the Mining Data for a total of approximately $1.037 billion in installments over approximately 24 months. The first $240 million received from Venezuela is, pursuant to the Settlement Agreement, related to the sale of the Mining Data. In addition, Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award, agreed to terminate all other proceedings seeking annulment of the Award and refrain from commencing or pursuing any further proceedings including those in France, England, Luxembourg and the United States, to seek any such annulment. The Company received the first payment under the agreement of $40 million in June 2017 and two additional payments of $29.5 million in July and August 2017 for a total of $99 million which, according to the terms of the agreement, are allocated solely to the sale of the mining data.

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions, actually received by us with respect to the Award and/or disposition of the Mining Data. The estimated amount due pursuant to the terms of the CVR as of June 30, 2017, based on income from the sale of the Mining Data of $99 million net of deductions, is approximately $1.9 million. (See Note 11, Convertible Notes and Interest Notes). The Board of Directors (the "Board") approved a bonus plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Arbitration Proceedings; and the on-going efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. The estimated amount due to participants pursuant to the terms of the Bonus Plan as of June 30, 2017 is $0.8 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the three and six months ended June 30, 2017. The Company also maintains the Gold Reserve Director and Employee Retention Plan (the "Retention Plan") (See Note 10, Stock Based Compensation Plans).

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

As a result of the receipt of proceeds from the disposition of the Mining Data, we made an obligatory offer to existing holders to redeem the 2018 Notes at a price equal to 120% of the principal amount of 2018 Notes outstanding. (See Note 11, Convertible Notes and Interest Notes and Note 13, Subsequent Events).

Our current plan is to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data. Such obligations include payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein). Contingent legal fees of approximately $1.8 million became payable upon the collection of the Award and are included in accounts payable at June 30, 2017.

Note 4.      Cash and Cash Equivalents:

	June 30,	December 31,
	2017	2016
Bank deposits	$42,781,822	$1,122,542
Money market funds	29,654,306	34,624,507
Total	$72,436,128	$35,747,049

Note 5.      Marketable Securities:

	June 30,	December 31,
	2017	2016
Fair value at beginning of year	$541,216	$180,986
Dispositions, at cost	–	(96)
Realized gain	–	(60)
Impairment loss	–	(13,769)
Increase (decrease) in market value	(115,090)	374,155
Fair value at balance sheet date	$426,126	$541,216

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income (loss) until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of June 30, 2017 and December 31, 2016, marketable securities had a cost basis of $98,043.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The most observable level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the most recent observable trading history of the 2022 Notes, as defined in Note 11.

	Fair value June 30, 2017	Level 1	Level 2
Marketable securities	$426,126	$426,126	$–
Convertible notes and interest notes	$51,148,557	$–	$51,148,557

	Fair value December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2017
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	525,597	(503,317)	22,280
Leasehold improvements	42,169	(41,190)	979
Mineral property	350,000	–	350,000
	$12,595,300	$(544,507)	$12,050,793

		Accumulated
	Cost	Depreciation	Net
December 31, 2016
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	519,832	(500,870)	18,962
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$12,588,556	$(542,060)	$12,046,496

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the "Precious Metals Royalty") and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest
(i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount.  In December 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value.

Note 8.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In August 2016, we executed an agreement ("Mixed Company Agreement") with Venezuela for the formation of a jointly owned company ("Mixed Company") and in October 2016, together with Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), the entity whose mission is to develop the Brisas Cristinas Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve and the parties will retain their respective interest in Siembra Minera in the event the agreed upon payments, pursuant to the Settlement Agreement, are not made by Venezuela. Siembra Minera holds the gold, copper, silver and other strategic mineral rights within Bolivar State, including the Brisas Cristinas Project, (each having a 40 year term comprised of 20 years with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial and Central Bank resolutions, to carry-on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Siembra Minera has not recorded any expenses to date as its initial costs have been borne by the Company and Venezuela.

The Company's cumulative expenditures associated with Siembra Minera through June 30, 2017 amounted to approximately $3.5 million, including approximately $1.6 million in 2016 and $1.9 million during the six months ended June 30, 2017. These expenditures included cash and non-cash compensation and other costs of consultants working on the project.

Note 9.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2016 were approximately $163,000. As of June 30, 2017, no contributions by the Company had been made for plan year 2017.

Note 10.    Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange ("TSXV") on October 6, 2016.

As of June 30, 2017, there were 1,585,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Stock option transactions for the six months ended June 30, 2017 and 2016 are as follows:

	2017		2016
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	3,357,000	$ 2.84	5,643,500	$ 2.43
Options granted	5,277,500	3.15	-	-
Options exercised	(137,500)	2.89	(2,273,000)	1.82
Options expired	(1,469,500)	2.89	-	-
Options outstanding - end of period	7,027,500	$ 3.06	3,370,500	$ 2.85

Options exercisable - end of period	5,908,752	$ 3.05	3,345,500	$ 2.84

The following table relates to stock options at June 30, 2017:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	875,000	$1.92	$752,500	3.94	875,000	$1.92	$752,500	3.94
$2.69	125,000	$2.69	11,250	9.84	31,250	$2.69	2,813	9.84
$3.00	250,000	$3.00	-	0.95	250,000	$3.00	-	0.95
$3.15	5,027,500	$3.15	-	9.63	4,002,502	$3.15	-	9.63
$3.45	125,000	$3.45	-	0.56	125,000	$3.45	-	0.56
$3.89	100,000	$3.89	-	0.56	100,000	$3.89	-	0.56
$3.91	215,000	$3.91	-	6.79	215,000	$3.91	-	6.79
$4.02	310,000	$4.02	-	7.07	310,000	$4.02	-	7.07
$1.92 - $4.02	7,027,500	$3.06	$763,750	8.13	5,908,752	$3.05	$755,313	7.84

During the six months ended June 30, 2017 and 2016, the Company granted 5,277,500 and NIL stock options, respectively. In the first half of 2017 and 2016 approximately 0.1 million and 2.3 million outstanding options were exercised, respectively for net proceeds to the Company of approximately $0.4 million and $4.1 million, respectively. The Company recorded non-cash compensation expense during the six months ended June 30, 2017 and 2016 of $4,661,778 and $11,781, respectively for stock options granted in 2017 and prior periods.

The weighted average fair value of the options granted in the first six months of 2017 was calculated at $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (the "Retention Units") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit was granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of Award proceeds from the ICSID arbitration process and/or sale of mining data and our agreement to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control.  A “Change of Control”, as it relates to the Retention Plan, has the same meaning as defined in the Change of Control agreements, as described below. As of June 30, 2017 an aggregate of 1,457,500 units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  In June 2017, as a result of the collection of proceeds related to the Mining Data, the Retention Units vested and the Company accrued a liability of $7.7 million.

The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of June 30, 2017, in the event of a change of control, the amount payable under these agreements was approximately $8.1 million.

Note 11.    Convertible Notes and Interest Notes:

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of June 30, 2017 is comprised of approximately $44.1 million carrying value of 11% Senior Secured Convertible Notes due December 31, 2018 (the "2018 Convertible Notes"), $5.5 million premium on 2018 Notes (as defined herein), approximately $1.0 million of 2022 Convertible Notes (as defined herein) and approximately $9.3 million of Interest Notes (as defined herein). The carrying value of the 2018 Convertible Notes is being accreted to face value using the effective interest rate method over the expected life of the 2018 Convertible Notes with the resulting charge recorded as interest expense. As of June 30, 2017, the Company had $50.9 million face value of Convertible Notes and $9.3 million face value of Interest Notes outstanding.

The 2018 Convertible Notes bear interest at a rate of 11% per year which is accrued quarterly and is payable in the form of new 11% Senior Secured Interest Notes due December 31, 2018 (the "Interest Notes" and, together with the 2018 Convertible Notes, the “2018 Notes”) and payable in cash at maturity.  Interest on the Interest Notes is also payable in additional Interest Notes. The 2018 Convertible Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per $1,000 principal amount (equivalent to a conversion price of $3.00 per common share) at any time upon prior written notice to us. The Interest Notes are not convertible into our Class A common shares or any other security. We also have outstanding $1.0 million aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Convertible Notes, the “Convertible Notes”) issued in May 2007 with a maturity date of June 15, 2022. The 2022 Convertible Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Convertible Notes into our Class A common shares at a conversion price of $7.54 per common share.

In accordance with U.S. GAAP, we allocated the 2018 Convertible Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Convertible Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Convertible Notes, with the resulting charge recorded as interest expense.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In June 2017, the Company gave notice to its noteholders that it would redeem $27.5 million of 2018 Notes for cash equal to 120% of the outstanding principal amount of the notes to be redeemed for a total of $33.0 million. As a result of this redemption, the Company recorded a $10.5 million loss on settlement of debt consisting of $5.5 million related to the 20% premium due on the 2018 Notes and approximately $5.0 million of unamortized discount remaining on the 2018 Notes prior to the redemption. Subsequent to June 30, 2017, the Company gave notice that it would redeem all of the remaining 2018 Notes. (See Note 13, Subsequent Events). In the first six months of 2016, $7.2 million face value of 2018 Convertible Notes were converted at a price of $3.00 per share resulting in the issuance of 2.4 million Class A common shares.

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including an income tax calculation and our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data related to the development of the Brisas Project. The estimated amount due pursuant to the terms of the CVR as of June 30, 2017, based on the income from the sale of the Mining Data of $99 million net of deductions, is approximately $1.9 million. The Company had previously recorded an accrual of approximately $1.0 million related to the CVRs and as a result the CVR expense for the three and six months ended June 17, 2017 was approximately $0.9 million.

Note 12.    Income Tax:

Income tax expense for the six months ended June 30, 2017 and 2016 differs from the amount that would result from applying Canadian tax rates to net income (loss) before taxes. These differences result from the items noted below:

	2017	2016
Income tax (benefit) based on Canadian tax rates	$15,846,048	$(2,389,952)
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	9,251,553	(90,118)
Non-deductible expenses	2,217,385	443,242
Change in valuation allowance and other	(11,467,382)	2,036,828
	$15,847,604	$–

The Company recorded income tax expense of $15.8 million and NIL for the six months ended June 30, 2017 and 2016, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets as of June 30, 2017 and December 31, 2016 were as follows:

	Deferred Tax Asset
	2017	2016
Net operating loss carry forwards	34,210,090	46,962,497
Property, Plant and Equipment	3,228,026	3,227,610
Capital loss carry forwards	425,813	15,411
Other	365,394	330,882
	38,229,323	50,536,400
Valuation allowance	(38,229,323)	(50,536,400)
Net deferred tax asset	$–	$–

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

At June 30, 2017, we had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$1,386,674	$–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	2,013,042	2026
6,033,603	3,735,944	2027
4,360,823	14,239,714	2028
1,769,963	13,495,082	2029
2,159,079	16,672,424	2030
3,216,024	18,669,255	2031
3,041,866	5,416,162	2032
5,532,290	6,965,008	2033
1,933,918	10,034,585	2034
2,099,507	13,024,098	2035
3,770,594	15,485,243	2036
–	17,089,802	2037
$52,419,637	$136,840,359

Note 13.    Subsequent Events:

In June 2017, the Company gave notice of a partial redemption of its 2018 Notes and in the third quarter of 2017, the Company gave notice that it would redeem all of its remaining 2018 Notes. At June 30, 2017, the Company had a total of $59.1 million face value of 2018 Notes outstanding.  Of these notes, $36.3 million were settled in cash and the Company paid an additional $6.4 million in premium on redemption and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As of August 10, 2017, all of the Company’s 2018 Notes had been redeemed for cash or converted to Class A common shares and the Company’s remaining debt consisted of approximately $1.0 million 2022 Convertible Notes.

In August 2017, The U.S. government moved to restrict the Venezuelan government's access to the U.S. financial markets. An executive order was issued barring, among other things, dealings in new bonds and stocks issued by the Venezuelan government and the state oil company. The Company is evaluating the impact of these and other restrictions, if any, on its dealings with the Venezuelan government.